As filed with the Securities and Exchange Commission on January 16, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

The Mills Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

601148109

(CUSIP Number)

Martin Edelman, Esq.

Mark Schonberger, Esq.

Michael L. Zuppone, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, New York 10022

(212) 318-6906

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 13 Pages

CUSIP No. 601148109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Chaim Katzman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States and Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,500,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7

14.	Type of Reporting Person (See Instructions) IN

Page 3 of 13 Pages

CUSIP No. 601148109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gazit-Globe Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF, OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,500,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) CO

Page 4 of 13 Pages

CUSIP No. 601148109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M G N (USA) INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person (See Instructions) CO

Page 5 of 13 Pages

CUSIP No. 601148109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GAZIT (1995), INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF, OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,000,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person (See Instructions) CO

Page 6 of 13 Pages

CUSIP No. 601148109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) HOLLYWOOD PROPERTIES LTD.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,500,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9%

14.	Type of Reporting Person (See Instructions) CO

Page 7 of 13 Pages

CUSIP No. 601148109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gazit Canada Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF, OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,500,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 4,500,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.9%

14.	Type of Reporting Person (See Instructions) CO

Page 8 of 13 Pages

CUSIP No.  601148109

Explanatory Note:  This Amendment No. 4 (this “Amendment”) to the Schedule 13D of Chaim Katzman, Gazit-Globe Ltd. (“Gazit”), M G N (USA) INC. (“MGN”), GAZIT (1995), INC. (“1995”) Gazit Canada Inc. (“Canada”) and Hollywood Properties Ltd. (“Hollywood”) (collectively, the “Gazit Group,”“we,”“us” or the “Reporting Persons”) filed on October 25, 2006 (the “Initial 13D”) relates to the Common Stock, par value $.01each (“Shares”) of The Mills Corporation, a Delaware corporation (the “Issuer”or “Mills”).  The Initial 13D together with Amendment Nos. 1 through 3 to the Initial 13D and this Amendment shall be collectively referred to herein as the “Schedule 13D.”

Item 3.	Source and Amount of Funds or Other Consideration

The last paragraph of Item 3 of the Schedule 13D is replaced in its entirety with the following:

To the extent the Reporting Persons consummates the transactions contemplated by the Revised Recapitalization Proposal (as defined in Item 4 hereof), they intend to finance the recapitalization of Mills as specified in Revised Recapitalization Proposal, which is filed as Exhibit 19 to the Schedule 13D and is incorporated herein by reference.

Item 4.	Purpose of Transaction

The last three paragraphs of Item 4 of the Schedule 13D are replaced in their entirety with the following:

After entering into the Confidentiality Agreement with Mills, we and our representatives engaged in various discussions with Mills and its representatives regarding the bid process and terms of a possible transaction, and we conducted due diligence with respect to Mills.

On December 29, 2006, at the Mills annual meeting of stockholders, our candidates Jon N. Hagan and Keith M. Locker were elected to the Mills Board, as were Mark S. Ordan, and S. Joseph Bruno.

By letter dated January 5, 2007, financial advisers for Mills requested that we be prepared to submit our best and final offer in connection with Mills’ strategic alternatives process.  In response and at the invitation of Mills’ financial advisers, on January 12, 2007 we submitted a revised recapitalization proposal pursuant to which, among other things, we propose to recapitalize Mills with $1.1 billion of new capital, of which $500 million would be contributed immediately through a private investment in public equity, or PIPE, transaction and $600 million of which would be contributed through a rights offering in which all of Mills’ stockholders would participate and which we would fully “backstop” as a standby purchaser to ensure that Mills achieves the desired capital infusion (the “Revised Recapitalization Proposal”).  The PIPE transaction would have a two-tier structure with the initial $250 million of Shares to be purchased at $23.50 per share and the remaining $250 million to be purchased at $18.50 per share, resulting in an average price of $21.00 per shares for the entire $500 million.  The proceeds of the PIPE transaction would be used to pay down the loan Mills received from Goldman Sachs.  In addition, pursuant to the Revised Recapitalization Proposal, we would make available to Mills a commitment we have obtained from Royal Bank of Canada for an aggregate of $675 million to (i) refinance the entire remaining balance of the Goldman Sachs loan (after

Page 9 of 13 Pages

CUSIP No.  601148109

application of the proceeds from the PIPE transaction) ($575 million) and (ii) provide a working capital facility ($100 million).  The Revised Recapitalization Proposal is filed as Exhibit 19 to the Schedule 13D and is incorporated herein by reference.  As discussed in the Revised Recapitalization Proposal, we have also provided Goldman Sachs & Co. and J.P. Morgan Inc. with a draft Securities Purchase Agreement (which is filed as Exhibit 20 to the Schedule 13D) proposed to be used in connection with the proposed PIPE transaction.

Pursuant to the Revised Recapitalization Proposal, we would be entitled to appoint a majority of the Mills Board, which we propose be reduced in size to nine members, although, as noted below, we subsequently agreed to revise this aspect of our proposal.

Following our submission of the Revised Recapitalization Proposal, JP Morgan requested that we provide additional background for our proposal that could be used by the Mills Board in its assessment of the various bids it had received.  In addition, on January 15, 2007 we were asked to consider a proposed term sheet from Mills’ counsel with respect to governance and standstill terms that Mills would expect to be part of a recapitalization transaction.  In response, on January 15, 2007 we submitted a PowerPoint presentation to Mills’ financial advisors, which presentation is filed as Exhibit 22 to the Schedule 13D and is incorporated herein by reference.  With respect to the proposed governance and standstill term sheet from Mills’ counsel, our presentation noted that the proposed governance terms were aggressive and unrealistic.  Notwithstanding the unreasonableness of the proposed terms, we proposed to drop our request to be entitled to appoint a majority of Mills Board and proposed that we would be willing to accept a “one share- one vote” structure pursuant to which we would amend the Revised Recapitalization Proposal and reduce our proposed representation on the Mills Board from a majority to a number that approximates our stock ownership following the recapitalization, i.e., 4 out of 11 members (revised from a total of 9 members in the Revised Recapitalization Proposal), provided that Mills eliminated its staggered board structure in favor of the more stockholder-friendly structure with one-year terms for all board members.

Until the expiration of the standstill provision of the Confidentiality Agreement, we are not permitted to purchase any securities of Mills.  After the termination of the standstill provisions of the Confidentiality Agreement, depending upon various factors, including overall market conditions, other investment opportunities available to us, the availability of Shares and shares of Mills’ cumulative redeemable preferred stock (“Preferred Shares”) at prices that would make the purchase of additional Shares or Preferred Shares desirable, we may or may not endeavor to increase our positions in Shares and/or Preferred Shares through, among other things, the purchase of Shares and/or Preferred Shares on the open market or in private transactions or otherwise, on such terms and at such times as we may deem advisable.  We may from time to time in the future decide to sell some or all of our Shares and/or Preferred Shares depending on various factors, including market conditions. In addition, we may from time to time engage in transactions for the purpose of hedging some or all of our positions in Shares and/or Preferred Shares subject, if applicable, to the standstill provisions of the Confidentiality Agreement.

Depending upon the factors mentioned above and other factors we may deem relevant, we may in the future take such other actions with respect to our investment in Mills as we deem appropriate including, without limitation, engaging in further discussions with management and/or the Mills Board concerning the business, operations, strategic direction and control of

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CUSIP No.  601148109

Mills, communicating with other stockholders of Mills, or changing our intention with respect to any and all matters referred to in this Item 4.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Page 11 of 13 Pages

CUSIP No.  601148109

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Initial 13D is amended and restated in its entirety as follows:

Exhibit No.	Description

1.	Consent and Joint Filing Statement.(1)

2.

Letter, dated September 29, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Laurence C. Siegel, Chairman of the Board and former Chief Executive Officer of The Mills Corporation submitting Gazit-Globe Ltd.’s and its subsidiaries’ preliminary non-binding indication of interest with respect to the recapitalization of the Mills Corporation (the “Proposal Letter”).(1)

3.	Letter, dated October 9, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation retransmitting the Proposal Letter.(1)

4.

Letter, dated October 12, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation expressing Mr. Katzman’s concerns regarding The Mills Corporation’s failure to file material agreements with the SEC.(1)

5.

Letter, dated October 24, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation providing a list of requested information.(1)

6.	Press release of Gazit-Globe Ltd., dated October 25, 2006, announcing its acquisition of 9 percent of the outstanding common stock of The Mills Corporation.(1)

7.	Presentation by Gazit-Globe Ltd. to management and certain board members of The Mills Corporation on October 31, 2006.(2)

8.

Letter, dated November 2, 2006, from Paul, Hastings, Janofsky & Walker LLP to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, demanding that The Mills Corporation file its joint venture agreements with the SEC. (2)

9.

Letter, dated November 8, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, informing him of the filing of a lawsuit by Gazit-Globe Ltd. against The Mills Corporation demanding pursuant to Section 211 of the Delaware General Corporation Law that The Mills Corporation hold an annual meeting of stockholders.(2)

10.

Complaint of Gazit-Globe Ltd. against The Mills Corporation demanding pursuant to Section 211 of the Delaware General Corporation Law that The Mills Corporation hold an annual meeting of stockholders.(2)

11.	Press release, dated November 8, 2006, announcing the filing of a lawsuit by Gazit-Globe Ltd. seeking to compel The Mills Corporation to hold an annual meeting.(2)

Page 12 of 13 Pages

CUSIP No.  601148109

12.

Letter, dated November 9, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, expressing concern regarding reports of sales of Mills properties.(3)

13.

Letter, dated November 17, 2006, from Mark Ordan, Chief Executive Officer of The Mills Corporation, to Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd. responding to Mr. Katzman’s letter of November 9, 2006.(3)

14.

Letter, dated November 21, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, responding to Mr. Ordan’s letter of November 17, 2006.(3)

15.

Letter, dated November 21, 2006, from Chaim Katzman, Chairman of the Board of Gazit-Globe Ltd., to Mark S. Ordan, Chief Executive Officer of The Mills Corporation, submitting the Gazit Group’s revised recapitalization proposal.(3)

16.	Confidentiality and Standstill Agreement, dated December 5, 2006, between The Mills Corporation and Gazit-Globe, Ltd.(4)

17.	Stipulated Final Order of the Delaware Court of Chancery, dated December 5, 2006, entered into by Gazit-Globe Ltd. and The Mills Corporation. (4)

18.	Joint press release of The Mills Corporation and Gazit-Globe Ltd., dated December 5, 2006, announcing agreement on board slate and terms of confidentiality agreement.(4)

19	Revised Recapitalization Proposal letter, dated January 12, 2006, from Gazit-Globe Ltd. to Goldman Sachs & Co. and J.P. Morgan Inc.

20	Draft Securities Purchase Agreement for proposed PIPE transaction.

21	Financing Letters of Gazit-Globe Ltd. (See Exhibit C to Revised Recapitalization Proposal filed as Exhibit 19 hereto).

22	PowerPoint presentation titled, “Overview of Gazit-Globe’s Recapitalization Proposal for The Mills Corporation.”

(1)           Previously filed with SEC on October 25, 2006 with the Initial 13D.

(2)           Previously filed with SEC on November 8, 2006 with Amendment No. 1 to the Initial 13D.

(3)           Previously filed with the SEC on November 24, 2006 with Amendment No. 2 to the Initial 13D.

(4)           Previously filed with the SEC on December 7, 2006 with Amendment No. 3 to the Initial 13D.

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CUSIP No.  601148109

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHAIM KATZMAN

Date: January 16, 2007	By:	/s/ Chaim Katzman

GAZIT-GLOBE LTD.

Date: January 16, 2007	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	Chairman

M G N (USA) INC.

Date: January 16, 2007	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President

GAZIT (1995), INC.

Date: January 16, 2007	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	President

HOLLYWOOD PROPERTIES LTD.

Date: January 16, 2007	By:	/s/ Chaim Katzman
		Name:	Chaim Katzman
		Title:	Attorney-in-fact

GAZIT CANADA INC.

Date: January 16, 2007	By:	/s/ Dori Segal
		Name:	Dori Segal
		Title:	President